Mail Stop 3561

June 1, 2006

Via U.S. Mail

Mr. Jeffrey I. Badgley
President and Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, Tennessee 37363

      RE: Miller Industries, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed March 14, 2006
              File No. 001-14124

Dear Mr. Badgley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Linda Cvrkel
                             Branch Chief